05040229

S[redacted]MMISSION

MAR 2 9 2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 7 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
~~8-14353~~

8-14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mendelson (215) 887-8111 ext.1258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Mendelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Notarial Seal
Carolyn M. Nolan, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires June 11, 2005
Member, Pennsylvania Association of Notaries

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company) as of December 31, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries at December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 4, 2005

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 9,213,941
Cash and repurchase agreements—segregated under federal and other regulations	2,559,846
Securities owned, at market value (cost $2,300,757)	2,516,042
Commissions receivable	1,672,723
Fees receivable	80,803
Advances to financial representatives, net of allowance for doubtful accounts of $60,594	426,870
Receivable from mutual funds	19,612
Receivable from customer	3,500
Prepaid expenses and taxes	353,025
Notes receivable, net of allowance for doubtful accounts of $11,647	357,885
Deposits with clearing organizations and others	56,452
Goodwill	603,934
Other assets	245,508
Total assets	$ 18,110,141
Liabilities and stockholders' equity	
Liabilities:	
Payable to customers	$ 919,127
Commissions payable	1,945,992
Payable to retirement plan	400,189
Accounts payable and accrued expenses	2,311,437
Payroll taxes payable	26,540
Income taxes payable	69,039
Deferred advisory revenue	183,021
Sub S distributions payable	805,621
Total liabilities	6,660,966
Stockholders' equity:	
Capital stock:	
Voting; authorized 10,000 shares at $.001 par; issued—1,204 shares	1
Nonvoting; authorized 1,000,000 shares at $.001 par; issued—119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	11,092,395
Less: Treasury stock—12,511 shares at cost	(213,646)
Total stockholders' equity	11,449,175
Total liabilities and stockholders' equity	$ 18,110,141

See accompanying notes.

0502-0618254-PH

1. Organization

Lincoln Investment Planning, Inc. and Subsidiaries (the "Company") is a broker dealer registered with the National Association of Securities Dealers (NASD) and an investment advisor registered with Securities and Exchange Commission (SEC). Lincoln Investment Planning, Inc. ("LIP") was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the United States, with a primary concentration in the Eastern and Central regions.

LIP Holding, Inc. ("LIPH") is a wholly owned subsidiary of LIP. This entity was formed in December 1998 and is a Delaware holding company organized under Delaware law. Main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Lincoln Acquisition Corporation ("LAC") is a wholly owned subsidiary of LIP. The sole activity of LAC is owning 100% of the stock of Linmass, Inc. Linmass, Inc. purchased the assets of another broker dealer and the book of business of its majority shareholder. All securities business of Linmass is transacted through financial representatives registered with LIP.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue is recognized on a trade date basis as securities transactions occur.

Investment advisory fees and related expenses are recognized ratably over the associated period for which the services are performed.

Administrative service fees are received from distributors or investment advisors of mutual funds to compensate the Company for making investment information available to Financial Representatives and investors and for providing certain shareholder communications. The Company receives the required information from the funds through NSCC networking arrangements.

The Company also receives administrative fees from investors for the administration of 403b loans and certain salary reduction contributions.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and Pennsylvania income taxes on their share of the Company's taxable income. The Company pays taxes in certain states where Subchapter S is not recognized. Distributions are made to shareholders to enable them to pay their taxes on the income of the Company.

Goodwill

The Company accounts for goodwill in accordance SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). Goodwill is tested for impairment on an annual basis (as of October 1 of each year) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value.

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for an allowance for doubtful accounts for advances to financial representatives and notes receivable based on experience and specifically identified risks. Advances to financial representatives and notes receivable are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

3. Cash and Repurchase Agreements Segregated under Federal Regulations

Cash of $109,846 and repurchase agreements of $2,450,000 with a commercial bank dated December 27, 2004, maturing on January 3, 2005 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts including accrued interest. Collateral underlying repurchase agreements outstanding consist of a U.S. Treasury Note that matures on July 31, 2005, earns interest of 1.5% and has a market value of $2,549,451 as of December 31, 2004.

4. Retirement Plan

The Company has a defined contribution profit sharing and Section 401(k) salary deferral plan which covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and enroll on a quarterly basis. Employees are eligible for the profit sharing component once they have worked for one full year in which they completed 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries or $13,000 with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $3,000. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are at all times fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment. The Company's contribution to this plan was $710,280 for the year ended December 31, 2004.

5. Securities Owned

Securities owned consist of open-end mutual funds that are stated at net asset value. The securities are held by LIPH and are generally not used in day-to-day operations. The cost and market value of securities owned at December 31, 2004 were as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Equity Mutual Funds	$ 2,177,490	$ 215,907	$(622)	$ 2,392,775
Money Market Mutual Funds	123,267	–	–	123,267
	$ 2,300,757	$ 215,907	$(622)	$ 2,516,042

6. Commissions and Other Fees Receivable

Commissions and other fees receivable arise from selling mutual fund shares and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds which their customers invest in.

Securities owned by customers are held as collateral for receivables from customers. Such collateral is not reflected in the consolidated financial statements.

7. Accounts Payable to Customers

Accounts payable to customers include amounts due on cash transactions.

8. Commitments and Contingencies

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters is in Wyncote, Pennsylvania. Sales offices are maintained in several other locations in Pennsylvania, New Jersey and other states. Total rent expense for the year ending December 31, 2004 was $1,083,171.

Future minimum rental commitments under lease agreements in effect at December 31, 2004 are as follows:

8. Commitments and Contingencies (continued)

2005	$ 1,283,245
2006	1,051,941
2007	844,383
2008	717,451
2009 and thereafter	4,275,152
	$ 8,172,172

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

The Company is contingently liable under an arrangement that guarantees debt of one of its financial representatives aggregating approximately $86,980 at December 31, 2004. The guarantee extends through May of 2005, at which time it could be terminated by the Company.

In the normal course of business, the Company has entered into agreements which provide for a variety of general indemnifications. Any exposure to the Company under these arrangements would involve future claims that may be made against the Company. Such claims are not expected to occur. Therefore, the Company has not accrued any liability in connection with such indemnifications.

9. Agreements with Carrying Brokers

The Company has entered into an agreement with a broker (the "carrying broker") to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the carrying broker that results from a customer's failure to complete securities transactions as provided for in the agreements.

10. Related Party Transactions

The Company leases its headquarters under an operating lease with 218 Glenside Avenue Partnership. Total rental payments for 2004 were $216,000. Certain stockholders of the Company own the Partnership.

10. Related Party Transactions (continued)

The Company rents computer equipment, other equipment and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders. Rental payments under these agreements totaled $517,864.

The Company received administrative service fees of $144,373 from Lincoln Advisors of Texas, Inc. and Lincoln Investment Planning Insurance Agency, Inc., corporations owned by the Company's president and stockholder.

11. Consolidated Subsidiaries

A subsidiary of the Company has issued a collateralized secured demand note and received subordinated debt in the amount of $1,300,000. The subordinated liability has been approved by the NASD for inclusion in the Company's net capital computations. There were no changes in these balances during 2004.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2004, the Company had net capital of $6,037,001, which was 172,486% of aggregate debit balances and $5,787,001 in excess of the minimum net capital requirement.